KIRKLAND LAKE GOLD REPORTS CONTINUED EXPLORATION SUCCESS AT TAYLOR
MINE AND INTERSECTS NEW HIGH-GRADE GOLD ZONE

•	New gold zone intersected 350 metres (“m”) below existing mining and known mineralization in West Porphyry Deposit
o	Key intercepts: 46.7 g/t Au over 9.6 m, including 68.3 g/t Au over 6.0 m, 89.2 g/t over 1.0 m and 104.2 g/t over 1.0 m, with numerous visible-gold stringers

•	Underground drilling between the West Porphyry Deposit and the Shaft Deposit continues to intersect high-grade mineralization near existing infrastructure
o	Key intercepts: 43.8 g/t Au over 3.8 m, including 47.9 g/t Au over 1.3 m and 69.3 g/t Au over 1.5 m

•	Drilling up dip of 1004 Zone highlights potential for near-term Mineral Resource growth near existing infrastructure
o	Key intercepts: 36.5 g/t Au over 1.5 m, 14.4 g/t over 2.3 m

•	Surface drilling east of Shaft Deposit continues to intersect gold-bearing quartz veins
o	Key intercepts: 8.6 g/t Au over 5.7 m, 22.7 g/t Au over 1.5, 25.0 g/t Au over 1.5 m

•	Surface drilling intersects high-grade gold-bearing quartz veins with visible gold up to 700 m below West Porphyry Deposit
o	Key intercepts: 15.8 g/t Au over 2.0 m.

Toronto, Ontario – December 18, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to report new exploration drill results from surface and underground drilling at the Taylor Mine (“Taylor”) in Northeast Ontario, and situated along the prolific Porcupine Destor Fault (the “PDF”). Recent drilling occurred along the hanging wall of the PDF, where high-grade gold mineralization has been intersected up to 1.8 km east of the Taylor Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit. The new drill results include 17 surface drill holes for 9,540 m, bringing total surface drilling reported in 2017 to 60 holes totaling 32,060 m. Underground drill results reported today include 16 holes for 3,309 m, bringing total underground drilling for 2017 to 47 holes covering 12,381 m.

Tony Makuch, President and CEO of Kirkland Lake Gold commented: “Today’s results further increase our confidence in the expansion potential and high-grade nature of the Taylor deposits, and support our ability to meaningfully grow Mineral Resources and Mining Reserves at Taylor Mine, through both increased tonnes and higher grades. These latest exploration results include high-grade intersections near existing infrastructure to the west of the Shaft Deposit and up dip of the West Porphyry Deposit. In addition, the results highlight the substantial exploration potential that exists to extend the West Porphyry Deposit to depth, with underground drilling intersecting a new, high-grade zone 350 m below existing mining and surface drilling intersecting high-grade gold mineralization up to 700 m below the existing Mineral Resource. If confirmed through infill drilling, these results will represent a major extension of the West Porphyry Deposit. We also continue to achieve encouraging exploration results east of the Shaft Deposit along the PDF, with new results including high-grade intersections up to a kilometer away from the mine. Our exploration program at Taylor is continuing with three surface drills and one underground drill in operation."

Surface Drilling Program

Surface drilling to date has focused primarily on targets east and south-west of the Shaft Deposit, where shallow-dipping mineralized quartz veins situated in the hanging wall of the PDF have been intersected at multiple locations (see Figures 1 & 2). The new results being reported include 17 holes for 9,540 m of surface exploration. Results from this drilling support the Company’s view that mineralization at Taylor remains open at depth and along strike to the east and west.

Significant drill results from surface drill program include:

•	7.8 g/t Au over 1.0 m in hole TA17-092, drilled approximately 650 m South of the 1004 Zone in the West Porphyry Deposit at a depth of 1100 m down hole
•	15.8 g/t Au over 2.0 m (14.9 g/t cut) in hole TA17-092W2, a wedge cut off of hole TA17-092, which pierced the zone approximately 40 m up dip of the parent hole
•	19.6 g/t Au over 1.0 m and 7.1 g/t Au over 2.4 m in hole TA17-072, drilled approximately 600 m east of the Shaft Deposit
•	5.7 g/t Au over 2.5 m in hole TA17-058, drilled approximately 675 m east of the Shaft Deposit
•	4.2 g/t Au over 2.0 m in hole TA17-071, drilled approximately 800 m east of the Shaft Deposit
•	8.6 g/t Au over 5.7 m in hole TA17-086, drilled approximately 900 m east of the Shaft Deposit
•	22.7 g/t Au over 1.5 m in hole TA17-075, drilled approximately 700 m east of the Shaft Deposit
•	25.0 g/t Au over 1.5 m in hole TA17-057, drilled approximately 1000 m east of the Shaft Deposit
•	5.2 g/t Au over 2.4 m in hole TA17-076, drilled approximately 700 m east of the Shaft Deposit
•	14.4 g/t Au over 2.3 m in hole TA17-067, drilled approximately 200 m up dip of the West Porphyry Deposit.

Surface drilling by the Company on the Taylor property, is actively testing for mineralized extensions along strike to the east of the Shaft Deposit and up dip and at depth below the West Porphyry Deposit. Drilling east of the Shaft Deposit continued to intersect high-grade gold mineralization along the PDF, with hole TA17-086 intersecting 8.6 g/t Au over 5.7 m and hole TA17-57 intersecting 25.0 g/t Au over 1.5 m. These intersections are located approximately 900 m and 1000 m east of the Shaft Deposit, respectively. In addition, among the assay intercepts released are the deepest drill results to date on the property, with TA17-092 and TA17-092W2 intersecting 7.8 g/t over 1.0 m and 15.8 g/t Au over 2.0 m, respectively, up to 1,000 m from surface below the West Porphyry Deposit and approximately 700 m below the current mine infrastructure. The drilling is testing multiple targets including the 1004 and 1003 zones, and testing for other mineralized zones on the property. These recent assay intercepts confirm that mineral deposits at Taylor are part of a larger deeper mineralized system, which remains open both along strike and to depth.

Surface drilling is on-going with three drills following up on the most recent high-grade results.

Underground Drilling

Recent underground exploration results from the 430 m level highlight the potential to add resources below the current workings of the mine. This deep drilling program has been targeting the potential repetition of shallow dipping mineralized structures as found in the West Porphyry Deposit in addition to the apparent westerly down plunge of Shaft Deposit mineralization (see Figures 3 and 4).

Highlights of the results include:

•

46.7 g/t Au over 9.6 m (22.7 g/t cut) containing numerous visible-gold stringers, including 68.3 g/t Au over 6.0 m (30.0 g/t cut), 89.2 g/t Au over 1.0 m (30.0 g/t cut) and 140.2 g/t Au over 1.0 m (30.0 g/t cut) in hole T430-033, drilled approximately 350 m below existing workings and known mineralization in the West Porphyry Deposit

•	4.7 g/t Au over 2.0 m in hole T430-056, drilled approximately 75 m up dip of the listed intercepts in hole T430-033
•

43.8 g/t Au over 3.8 m (22.1 g/t cut), including 47.9 g/t Au over 1.3 m (30.0 g/t cut) and 69.3 g/t Au over 1.5 m (30.0 g/t cut) in hole T90-119, drilled approximately 100 m east of the West Porphyry Deposit.

Drillhole T430-033 followed up on a previously reported hole, T450-012, which intercepted 85.0 g/t Au over 0.5 m associated with a single milky quartz vein containing visible gold hosted along an ultramafic-mafic contact. The 68.3 g/t Au over 6.0 m intercept noted in hole T430-033 occurs 780 m below surface, 415 m down dip (54 degrees) of 430 Level, and 75 m down dip from the T450-012 intercept. Both of the T450-012 and T430-033 intercepts are located in the footwall block of an east-striking, post-mineralization gouge fault that also contains the Inferred Mineral Resources of the 1003 Zone. The first 6.0 m of the 46.7 g/t Au over 9.6 m intersection appear to be a highly silicified mafic volcanic rock and contain at least two generations of quartz and quartz-carbonate veins 2 mm to 100 mm in width, hosting blebs and stringers of visible gold 1 mm to 10 mm in size. Quartz veining is oriented between 40 to 90 degrees relative to the core axis. The last 3 m of the intercept contain up to 8% pyrite stringers and blebs with less prominent quartz veining and minor visible gold. A well-veined brown carbonate unit followed by a very abrupt sandy gouge fault contact was noted immediately following the mineralized zone.

Hole T430-056 was recently drilled from the same location at a steeper dip in order to intercept potential flat-lying structures associated with the 46.7 g/t Au over 9.6 m intercept in hole T430-033. A quartz vein containing a single spec of visible gold 0.5 mm along a mafic-ultramafic contact assayed 4.72 g/t Au over 2.0 m, which lies approximately 75 m up dip (30 degrees) of the significant T430-033 intercept. True widths associated with these intercepts are currently unknown, as there is no historic drilling below this horizon.

The 43.8 g/t Au over 3.8 m intercept in hole T90-119 is a continuation of the mineralization that was identified earlier in the year. The area of mineralization itself is situated in a ~75.0 m wide corridor between two large NE-SW trending diabase dikes. These dikes separate the Shaft Deposit and the 1004 Zone of the West Porphyry Deposit. Mineralization is associated with quartz veins that formed within a moderately carbonate altered unit that is proximal to felsic intrusive dikes. Follow up drilling will continue to test this prospective corridor.

Taylor Mine Geology

The Taylor Mine is located along the PDF, a major structural feature, striking roughly east-west, dipping to the south between 40° to 60° south and globally associated with gold mineralization. Geologically, the Taylor property can be generalized from south to north as 1) mafic volcanic rocks of the Vipond Formation, which are relatively undeformed and unaltered; 2) ultramafic and mafic volcanic rocks of the Hersey Lake Formation, which are increasingly deformed and carbonate-altered in the vicinity of structurally emplaced lenses of Porcupine sedimentary rocks and felsic to intermediate porphyritic intrusions; 3) Porcupine assemblage greywacke-siltstone, which are interpreted to represent the footwall of the PDF on the Taylor property and a structural unconformity with the older, overlying mafic and ultramafic assemblage. The entire sequence is crosscut by a swarm of northeast-striking Matachewan diabase dikes.

Known gold mineralization at Taylor is located within the PDF and is primarily associated with the Hersey Lake Formation. Four mineralized deposits have been identified over a strike length of 2 km. From east to west these are: the near surface Shaft Deposit, with gold mineralization associated with felsic intrusive dikes; the East and West Porphyry deposits, comprised of a system of stacked vein systems (e.g. 1004, 1003), with the gold mineralization associated with quartz veins developed on the margins of felsic intrusive, sedimentary and carbonate-altered mafic ultramafic rocks; and the near-surface Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of carbonate-altered ultramafic rocks. Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as finely disseminated particles, which may be intimately associated with sulphides both in quartz-carbonate veins and in surrounding altered host rocks.

Qualified Person

David Schonfeldt, P. Geo, Exploration Manager, KL North, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical information included in this News Release.

QA / QC Controls

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half of the core sample shipped to SGS Laboratories located in Cochrane, ON or Swastika Laboratories situated in Swastika, ON, or to Bureau Veritas Laboratories located in Timmins, ON, or to AGAT Laboratories located in Timmins, ON. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of certified reference standards and blanks into the sample stream, and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 580,000 – 595,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) planned exploration activities at the Taylor Mine and the anticipated results thereof; and (ii) the ability to expand resource potential at the Taylor Mine.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Taylor Mine and development of the WPZ area; the addition of mineral resources and reserves at the East and West Porphyry deposits and the anticipated effects thereof; anticipated release date of future drill results from the Taylor Property; the future development of the Company’s Canadian and Australian operations, the ability to realize synergies and cost savings; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the third quarter ended September30, 2017 and the interim financial reports and related MD&A for the period ended September 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884, 6205
E-mail: mutting@klgold.com
Website: www.klgold.com

Reported intercepts are core lengths, with higher grade assays cut to 30 g/t Au. True widths have not been determined at this time. See Tables 1 and 2 provided below for detailed information regarding both the surface and underground assay results.

Table 1: TAYLOR EXPLORATION - SURFACE ASSAY RESULTS

Drill Hole	Target	Easting	Northing	Azimut h (°)	Dip	From (m)	To (m)	Core Length (m)	Assay Au (g/t)	*Grade (g/t) *Capped 30 g/t
TA17-045	Taylor East	528879	5379346	357	-50	48.0	49.5	1.5	2.1
TA17-046	Taylor East	528879	5379346	355	-65	36.9	39.1	2.2	15.1
And						49.5	51.0	1.5	11.8
TA17-046A	Taylor East	528879	5379346	355	-65	33.0	34.5	1.5	16.2
And						45.0	48.0	3.0	2.4
TA17-047	Taylor East	528993	5379344	355	-50	74.0	76.0	2.0	7.3
Including						75.0	76.0	1.0	13.4
TA17-048	Taylor East	529303	5379128	350	-60	367.0	368.2	1.2	5.4
And						381.3	383.3	2.0	2.1
TA17-049	Taylor East	528993	5379344	355	-65	63.5	68.0	4.5	2.0
Including						66.5	68.0	1.5	4.7
TA17-050	Taylor East	529520	5379114	350	-55	320.7	321.5	0.8	1.6
TA17-053	Taylor East	529270	5379116	350	-55	130.0	132.0	2.0	7.3
TA17-055	Taylor East	529520	5379114	350	-63	355.8	366.8	11.0	1.6
Including						355.8	357.6	1.8	5.0
TA17-056	Taylor East	529270	5379116	350	-63	138.0	141.0	3.0	2.9
And						161.0	162.5	1.5	4.6
TA17-057	Taylor East	529577	5379048	350	-55	334.5	336.0	1.5	25.0
And						420.0	421.3	1.3	5.1
TA17-058	Taylor East	529272	5379130	350	-70	245.0	247.5	2.5	5.7
TA17-060	Taylor East	529577	5379048	350	-63	444.0	445.0	1.0	1.5
TA17-062	Taylor East	529326	5379063	350	-55	276.6	279.5	2.9	1.6

TA17-064	Taylor East	529577	5379048	350	-70	408.5	410.0	1.5	3.7
And						490.0	493.0	3.0	1.6
TA17-070	Taylor East	529306	5379063	350	-63	226.0	227.0	1.0	6.5
And						403.5	405.9	2.4	2.1
TA17-071	Taylor East	529326	5379063	350	-70	481.5	483.5	2.0	4.2
TA17-072	Taylor East	529247	5379293	350	-45	101.9	105.9	4.0	5.5
Including						101.9	102.9	1.0	19.6
And						194.9	197.3	2.4	7.1
Including						195.8	196.7	0.9	15.9
TA17-074	Taylor East	529247	5379293	350	-65	80.5	82.0	1.5	5.5
TA17-075	Taylor East	529247	5379293	350	-75	76.0	77.5	1.5	22.7
TA17-076	Taylor East	529305	5379293	350	-45	112.3	114.7	2.4	5.2
And						191.2	192.0	0.8	9.6
TA17-077	Taylor East	529305	5379293	350	-55	60.9	62.4	1.5	3.4
TA17-078	Taylor East	529305	5379293	350	-65	145.9	147.4	1.5	1.2
TA17-080	Taylor East	529476	5379147	350	-55	295.1	297.0	1.2	3.9
TA17-081	Taylor East	529476	5379147	350	-63	324.2	325.1	0.9	3.8
TA17-086	Taylor East	529420	5379046	350	-63	329.9	332.0	2.1	2.8
And						336.4	342.1	5.7	8.6
TA17-088	Taylor East	529458	5379049	350	-58	326.6	330.0	3.4	3.4
TA17-089A	Taylor East	529458	5379049	350	-65	224.2	225.0	0.8	3.2
TA17-112	Taylor East	529179	5379222	350	-60	276.0	277.0	1.0	2.5
TA17-065	1003 Zone	527580	5379184	340	-55	273.3	274.8	1.5	36.5	30.0

TA17-066	1003 Zone	527616	5379181	340	-55	270.0	271.0	1.0	3.4
And						299.3	300.1	0.8	5.6
TA17-091	1003 Zone	527625	5379105	340	-55	374.5	376.0	1.5	3.2
TA17-059	Upper WPZ	527561	5379234	340	-50	88.5	90.0	1.5	3.3
TA17-061	Upper WPZ	527588	5379276	340	-55	79.0	80.5	1.5	3.0
TA17-063	Upper WPZ	527611	5379230	340	-55	103.4	104.8	1.5	15.9
TA17-065	Upper WPZ	527580	5379184	340	-55	96.3	97.8	1.5	5.4
And						128.7	130.2	1.5	4.1
TA17-067	Upper WPZ	527516	5379180	340	-55	86.1	88.4	2.3	14.4
TA17-069	Upper WPZ	527593	5379147	340	-55	120.0	128.3	8.3	1.0
TA17-090	Upper WPZ	527640	5379145	340	-55	42.6	44.0	1.4	13.1
And						47.7	48.5	0.8	9.0
TA17-054	Taylor Deep	528226	5378674	23	-70	621.8	622.5	0.7	1.3
TA17-092	Taylor Deep	527753	5378034	340	-75	1180.3	1181.3	1.0	7.8
TA17-092W2	Taylor Deep	527753	5378034	340	-75	1177.0	1179.0	2.0	15.8	14.9

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

Table 2: TAYLOR EXPLORATION – UNDERGROUND ASSAY RESULTS

Hole ID	Easting	Northing	Azimuth (°)	Dip	From (m)	To (m)	Core Length (m)	Grade (g/t)	*Grade (g/t) Capped 30 g/t
T90-119	528239	5379253	156	-76	138	141.8	3.8	43.8	22.1
including					138	139.3	1.3	47.9	30.0
including					140.3	141.8	1.5	69.3	30.0
T430-033	528207	5378978	201	-65	400.3	409.9	9.6	46.7	22.7
including					401.3	407.3	6.0	68.3	30.0
including					401.3	402.3	1.0	89.2, VG	30.0
including					405.3	406.3	1.0	140.2,	30.0
								VG
T430-034A	528207	5378978	201	-76	301.2	302.2	1.0	5.2
T430-	528208	5378980	203	-62	471.3	471.7	0.4	4.2, VG
054W1
T430-056	528208	5378980	203	-72	347.1	349.1	2.0	4.7, VG
							VG=visible gold observed

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

Figure 1: Longitudinal View – Surface Exploration Results – Upper West Porphyry Deposit

Figure 2: Longitudinal View – Exploration Results East of Shaft Deposit (Looking North)

Taylor Mine Complex
East of Shaft Deposit
Mineralized Drillhole Intercepts
Longitudinal View
UTM NAD 83 Zone 17N
300m
Previously reported intercept
New Results
Au g/t / metres
KL KIRKLAND LAKE GOLD
Dec 2017
Shaft Deposit
East Porphyry Deposit
T90-119
43.8 / 3.8
TA17-045
2.1 / 1.5
TA17-046A
16.2 / 1.5
And 2.4 / 3.0
TA17-047
7.3 / 2.0
TA17-045
15.1 / 2.2
And 11.8 / 1.5
TA17-049
4.7 / 1.5
TA17-075
22.7 / 1.5
TA17-074
5.5 / 1.5
TA17-072
5.5 / 4.0
And 7.1 / 2.4
TA17-076
5.2 / 2.4
And 9.8 / 0.8
TA17-077
3.4 / 1.5
TA17-053
7.3 / 2.0
TA17-066
2.9 / 3.0
And 4.8 / 1.5
TA17-078
1.2 / 1.5
TA17-070
6.5 / 1.0
TA17-089A
3.8 / 0.9
TA17-080
3.9 / 1.2
TA17-050
1.6 / 0.8
TA17-057
25.0 / 1.5
And 5.1 / 1.3
TA17-060
1.5 / 1.0
TA17-064
3.7 / 1.5
And 1.6 / 3.0
TA17-112
2.5 / 1.0
TA17-058
5.7 / 2.5
TA17-048
5.4 / 1.2
And 2.1 / 2.0
TA17-062
1.6 / 2.9
TA17-070
2.1 / 2.4
TA17-071
4.2 / 2.0
TA17-086
2.8 / 2.1
And 8.6 / 5.7
TA17-088
3.4 / 3.4
TA17-081
3.8 / 0.9
TA17-065
5.0 / 1.8
10200 Elev
10000 Elev
9800 Elev
9600 Elev
528200 E
528400 E
528600 E
528800 E
529000 E
529200 E
529400 E
529600 E

Figure 3: Cross-Section –Exploration Results Below West Porphyry Deposit (Looking West)

Figure 4: Longitudinal View – Drill Results Below West Porphyry Deposit (Looking North)